Exhibit 99.1

Press Release

Chi-Med to Attend Upcoming Investor Conferences

London: Monday, May 11, 2020: Hutchison China MediTech Limited (“Chi-Med”) (Nasdaq/AIM: HCM) today announces that Mr Christian Hogg, Chief Executive Officer of Chi-Med, will participate in a virtual fireside chat at the Bank of America 2020 Health Care Conference on Thursday, May 14, 2020 9:40 a.m. Eastern Daylight Time (EDT).

The discussion will be webcast live and can be accessed at www.chi-med.com in the Shareholder Information section under “Events, Circulars & Forms.”  Investors interested in listening to the live webcast should log on before the start time to download any software required.  A replay of the event will be available shortly thereafter for approximately 90 days.

Members of the senior management team will also attend virtual one-on-one meetings at the Bank of America Health Care Conference on May 14, as well as during the following other conferences:

•	Citi Virtual Pan-Asia Regional Investor Conference from Tuesday to Thursday, May 19 to 21, 2020;

•	Jefferies Virtual Global Healthcare Conference from Tuesday to Thursday, June 2 to 4, 2020; and

•	Goldman Sachs Global Healthcare Conference Webcast from Tuesday to Thursday, June 9 to 11, 2020.

About Chi-Med

Chi-Med (Nasdaq/AIM: HCM) is an innovative biopharmaceutical company committed, over the past twenty years, to the discovery and global development of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases.  It has a portfolio of eight cancer drug candidates currently in clinical studies around the world and extensive commercial infrastructure in its home market of China. For more information, please visit: www.chi-med.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM. Chi-Med undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) Chi-Med@fticonsulting.com
Asia – Joseph Chi Lo / Zhou Yi, Brunswick	+852 9850 5033 (Mobile), jlo@brunswickgroup.com / +852 9783 6894 (Mobile), yzhou@brunswickgroup.com

Nominated Advisor
Freddy Crossley / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500